BRITISH COLUMBIA
ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company")
Suite 800, 926 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s)

October 26, 2007.

Item 3.	News Release

The Company’s news release dated October 26, 2007 was disseminated by Market Wire on October 26, 2007.

Item 4.	Summary of Material Change

The Company has extended to January 15, 2009 the expiry date of up to 19.5 million incentive warrants, whereby the holders, primarily directors, officers or employees of the Company, may acquire that same number of common shares at $0.10 per share subject to property acquisition vesting provisions. The board of directors has also determined that the recent acquisition of the Big Sky Project in Montana meets the provisions for the vesting of 10 million of these incentive warrants. To date a total of 19 million of these incentive warrants have vested.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See attached News Release.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.	Date of Report

This report is dated October 29, 2007.